Exhibit 1

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HAVAS


                                                         Suresnes, 29 April 2005
                                                                          7:30am

Press release

            HAVAS BOARD OF DIRECTORS RECOMMENDATION ON BOLLORE MEDIAS
                       INVESTISSEMENTS DRAFT RESOLUTIONS

The Board of Directors of Havas, chaired by Alain de Pouzilhac, met yesterday and considered the resolutions put forward by Bollore Medias Investissements demanding four seats on the Board at the Annual General Meeting of 9 June 2005.

The Board decided unanimously to recommend that Havas shareholders vote against the draft resolutions presented by Bollore Medias Investissements.

The reason for this recommendation is that, concerning the Board of Directors' attempts to obtain information with a view to understanding the intentions of Bollore Medias Investissements, there has been to date no reply to the letter sent on this matter at the request of the Board of Directors on 14 December 2004. To this must be added the absence of any explanations accompanying the draft resolutions, particularly regarding strategy, that would enlighten shareholders at the moment of the vote on the proposed resolutions, and enable them to make a fully-informed judgment on the consequences of Board representation for Bollore Medias Investissements on the future strategy of the Group and on the potential for value creation for Havas shares.

The Board of Directors, in line with the unanimous recommendation of the Executive Committee of Havas, expresses its determination to enable the Group, at a decisive turning-point for its activities, to pursue a development founded on its strong and consistent strategy known to its clients, its shareholders and - a factor that is vital in its line of business - to all the employees of the Group.

Having made this recommendation, the Board of Directors submits the matter to the General Meeting of Shareholders for decision, in accordance with its general policy of respect for a fully transparent shareholders' democracy.

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About Havas

Havas (Euronext Paris: HAV.PA; Nasdaq: HAVS) is a global advertising and communications services group. Headquartered in Paris, Havas has three principal operating divisions: Euro RSCG Worldwide which is headquartered in New York, Arnold Worldwide Partners in Boston, and Media Planning Group in Barcelona. A multicultural and decentralized Group, Havas is present in 77 countries through its networks of agencies located in 44 countries and contractual affiliations with agencies in 33 additional countries. The Group offers a broad range of communications services, including traditional advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, human resources, sports marketing, multimedia interactive communications and public relations. Havas employs approximately 14,400 people.
Further information about Havas is available on the company's website: www.havas.com

Forward-Looking Information

This document contains certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions, concerning matters that are not historical facts. These forward-looking statements reflect Havas' current views about future events and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause Havas' actual results to differ significantly from those expressed in any forward-looking statement. Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. For more information regarding risk factors relevant to Havas, please see Havas' filings with the U.S. Securities and Exchange Commission. Havas does not intend, and disclaims any duty or obligation, to update or revise any forward-looking statements contained in this document to reflect new information, future events or otherwise.


Contacts:


Communications:                  Peggy Nahmany
                                 Tel : +33 (0)1 58 47 90 73
                                 peggy.nahmany@havas.com

Investor Relations:              Virginia Jeanson
                                 Tel : +33 (0)1 58 47 91 34
                                 virginia.jeanson@havas.com

                                 Stephane Houri
                                 Tel : +33 (0)1 58 47 91 35
                                 stephane.houri@havas.com




2 allee de Longchamp 92281 Suresnes Cedex, France
Tel +33 (0) 1 58 47 90 00  Fax +33 (0) 1 58 47 99 99  www.havas.com
SA au capital de 171 538 060,80 euros - 335 480 265 RCS Nanterre - APE 744 B